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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

Whole Foods Market, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

966837106

(CUSIP Number)

Jennifer Bellah Maguire Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7986

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2012

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966837106	Schedule 13D/A	Page 2 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,571,317 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,571,317 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,317 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

6.3% beneficial ownership of the voting stock based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 as reported in the Issuer’s Form 10-Q for the period ended April 8, 2012

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 3 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,571,317 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,571,317 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,317 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

6.3% beneficial ownership of the voting stock based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 as reported in the Issuer’s Form 10-Q for the period ended April 8, 2012

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 4 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Thyme Coinvest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,571,317 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,571,317 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,317 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

6.3% beneficial ownership of the voting stock based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 as reported in the Issuer’s Form 10-Q for the period ended April 8, 2012

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 5 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,571,317 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,571,317 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,317 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

6.3% beneficial ownership of the voting stock based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 as reported in the Issuer’s Form 10-Q for the period ended April 8, 2012

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 6 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,571,317 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,571,317 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,317 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

6.3% beneficial ownership of the voting stock based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 as reported in the Issuer’s Form 10-Q for the period ended April 8, 2012

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 7 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,571,317 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,571,317 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,317 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

6.3% beneficial ownership of the voting stock based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 as reported in the Issuer’s Form 10-Q for the period ended April 8, 2012

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 8 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,571,317 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,571,317 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,317 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

6.3% beneficial ownership of the voting stock based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 as reported in the Issuer’s Form 10-Q for the period ended April 8, 2012

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 966837106	Schedule 13D/A	Page 9 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,571,317 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,571,317 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,317 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

6.3% beneficial ownership of the voting stock based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 as reported in the Issuer’s Form 10-Q for the period ended April 8, 2012

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 10 of 17 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,571,317 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,571,317 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,317 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

6.3% beneficial ownership of the voting stock based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 as reported in the Issuer’s Form 10-Q for the period ended April 8, 2012

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 11 of 17 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 11 to Schedule 13D (this “Amendment”) relates to shares of common stock, no par value (the “Common Stock”), of Whole Foods Market, Inc., a Texas corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 550 Bowie Street, Austin, Texas 78703.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	GEI V is the record owner of 8,834,578 shares of Common Stock as of the date of this statement. GEI Side V is the record owner of 2,650,089 shares of Common Stock as of the date of this statement. Thyme is the record owner of 85,510 shares of Common Stock as of the date of this statement. LGP is the record owner of 1,140 restricted shares of Common Stock as of the date of this statement.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

The securities purchase agreement entered into by GEI V, GEI Side V (together with GEI V, the “Investors”) and the Issuer on November 5, 2008 and amended on April 12, 2009 (as amended, the “Purchase Agreement”), gives the Investors a contractual right to designate one person for nomination for election to the Issuer’s board of directors (the “Board”) so long as the Reporting Persons’ aggregate ownership of the Issuer’s Common Stock is at least 7% of the shares then outstanding. At all times that the Investors have the right to designate persons for nomination for election to the Board, the Issuer is obligated to nominate such designees, and to recommend the shareholders vote in favor of such designees. The Investors automatically lose the right to designate one person for nomination for election to the Board if the Reporting Persons’ ownership of the Issuer’s Common Stock drops below the 7% threshold.

On July 27, 2012, the Reporting Persons sold an aggregate of 591,112 shares at a weighted average price per share of $92.9203 on the open market for total proceeds of $54,926,304.37, net of commissions. Specifically, GEI V sold 451,352 shares, GEI Side V sold 135,391 shares, and Thyme sold 4,369 shares. On July 30, 2012, the Reporting Persons sold an aggregate of 319,288 shares at a weighted average price per share of $91.9481 on the open market for total proceeds of $29,357,924.95 net of commissions. Specifically, GEI V sold 243,797 shares, GEI Side V sold 73,131 shares, and Thyme sold 2,360 shares. On July 31, 2012, the Reporting Persons sold an aggregate of 429,280 shares at a weighted average price per share of $92.0088 on the open market for total proceeds of $39,497,537.66, net of commissions. Specifically, GEI V sold 327,783 shares, GEI Side V sold 98,324 shares, and Thyme sold 3,173 shares. As a result of the dispositions reported herein, the Reporting Persons’ aggregate ownership of the Issuer’s

CUSIP No. 966837106	Schedule 13D/A	Page 12 of 17 Pages

Common Stock fell below the aforementioned 7% threshold, based on the 183,563,879 shares of Common Stock outstanding as of May 11, 2012 reported in the Issuer’s Form 10-Q for the period ended April 8, 2012. The Investors thus lost their contractual right to designate one person for nomination for election to the Board and, at the next annual meeting of the Issuer, the Reporting Persons will no longer be entitled to designate a nominee for election to the Board.

Except as disclosed in this Item 4, none of GEI V, GEI Side V, Thyme nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time, and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	11,571,317	11,571,317	6.3%
GEI Side V	0	11,571,317	11,571,317	6.3%
Thyme	0	11,571,317	11,571,317	6.3%
Jonathan D. Sokoloff	0	11,571,317	11,571,317	6.3%
Jonathan A. Seiffer	0	11,571,317	11,571,317	6.3%
Other Reporting Persons	0	11,571,317	11,571,317	6.3%

(c)	The following table sets forth all transactions with respect to shares of Common Stock effectuated during the past 60 days by any of the Reporting Persons. Each day’s sales were comprised of open market transactions made on that day, and the price per share reported is the weighted average price per share with commissions deducted.

CUSIP No. 966837106	Schedule 13D/A	Page 13 of 17 Pages

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share
GEI V	July 27, 2012	451,352	$92.9203
GEI Side V	July 27, 2012	135,391	$92.9203
Thyme	July 27, 2012	4,369	$92.9203
GEI V	July 30, 2012	243,797	$91.9481
GEI Side V	July 30, 2012	73,131	$91.9481
Thyme	July 30, 2012	2,360	$91.9481
GEI V	July 31, 2012	327,783	$92.0088
GEI Side V	July 31, 2012	98,324	$92.0088
Thyme	July 31, 2012	3,173	$92.0088

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 966837106	Schedule 13D/A	Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of July 31, 2012

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Manager

Thyme Coinvest, LLC
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President
and Managing Partner

GEI Capital V, LLC

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green V Holdings, LLC

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Manager

CUSIP No. 966837106	Schedule 13D/A	Page 15 of 17 Pages

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan A. Seiffer

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM

John G. Danhakl	Executive Vice President and Managing Partner

Peter J. Nolan	Executive Vice President and Managing Partner

Jonathan D. Sokoloff	Executive Vice President and Managing Partner

Jonathan A. Seiffer	Senior Vice President

John M. Baumer	Senior Vice President

Timothy J. Flynn	Senior Vice President

James D. Halper	Senior Vice President

Michael J. Connolly	Senior Vice President

Todd M. Purdy	Senior Vice President

Michael S. Solomon	Senior Vice President

Michael Gennaro	Chief Operating Officer and Secretary

Cody L. Franklin	Chief Financial Officer and Assistant Secretary

Lily W. Chang	Vice President – Procurement

Lance J.T. Schumacher	Vice President – Tax

Usama N. Cortas	Principal

J. Kristofer Galashan	Principal

Alyse M. Wagner	Principal

Michael J. Kirton	Vice President

Oliver U. Nordlinger	Vice President

Adam T. Levyn	Vice President

John J. Yoon	Vice President